UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Director and Appointment of Chairman

On June 1, 2023, the Board of Directors (the “Board”) of Visionary Education Technology Holdings Group Inc. (the “Company”) received the resignation of Mr. Marc Kealey as Chairman and a member of the Board, effective immediately. The resignation of Mr. Kealey was not due to a disagreement with the Company, its operations, policies, or practices but due to personal matters.

On June 6, 2023, the Board appointed Ms. Fan Zhou as Chairman of the Board. Ms. Zhou is also currently serving as the Chief Executive Officer of the Company.

Following Mr. Kealey’s resignation, the Board of the Company is comprised of four (4) directors, including three (3) independent directors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: June 6, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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